February 15, 2005


VIA USMAIL and FAX (604) 609-0611
Mail Stop 0409

Mr. Steven Vestergaard
Chief Executive Officer and Chief Financial Officer
Destiny Media Technologies Inc.
1055 West Hastings Street, Suite 1040
Vancouver, British Columbia, Canada V6E 2E9

Re:	Destiny Media Technologies Inc.
      Form 10-KSB for the year ended 8/31/2004
      File No. 000-28259

Dear Mr. Vestergaard:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004

Financial Statements and Notes

Note 3 - Significant Accounting Policies, pages F-7 - F-13

Revenue Recognition, pages F-8 - F-9

1. As stated on page 4  , "The Company announced a license
agreement
with the Universal Music Group in June 2004, which included a requirement for further customization. ." Are customizations of
software frequent?   Tell us how you considered paragraph 74 of
SOP
97-2 and SOP 81-1 in accounting for arrangments that require further customizations and consider expanding your footnote disclosures in future filings as appropriate to include your accounting policy for such arrangements.

2. As stated on page 6 , "The content owner purchases a code key from
us which enables the content to play."     Tell us how you
considered
paragraph 24 and 25 of SOP 97-2 in the use of authorization codes related to software distribution and consider expanding your footnote disclosures in future filings as appropriate.

3. We note from your disclosures on page 11 that ,you charge your reseller partners an annual partner fee that buys them varying levels
of support and service from the Company.   Tell us what types of
support and services are included in such contracts and tell us how
you account for such fees.   Are any considerations given to the
resellers?   Tell us and consider expanding your disclosures in
future filings as appropriate to include your revenue recognition policy for partner fees collected and your accounting policy for any
considerations provided to resellers.   Refer to EITF 01-9 and SAB
104.

4. Tell us and disclose how you determine VSOE for multi-element arrangements. Specifically, describe the process you use to evaluate the various factors that effect your VSOE and address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. Tell us which transactions are considered multi-element arrangements. Explain what you mean by your disclosures on page 28 that "to-date, evidence of fair value for each element has not been available on sales arrangements." Has the Company established VSOE for any of its multi-element arrangements? If not, explain why you include a discussion of these arrangements in your revenue recognition policy.











5. We note from your disclosures on page 10 that you offer software on an annual or unlimited basis. Tell us more about your annual licenses and your "unlimited" licenses and the respective maintenance arrangements that you offer with them. Compare and contrast the differences in these license arrangements. Explain when you recognize revenue for each type of arrangement. For your term licenses and your perpetual licenses, clarify whether maintenance is included in the initial license fee, and if so, clarify the period covered in the initial arrangement. Also, clarify when maintenance must be renewed, the terms of renewal and the respective renewal rates for each type of arrangement.

*  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filing;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.  You may contact Wilson K. Lee, at
(202)
824-5535 or me, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



Kathleen Collins
      Accounting Branch Chief


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Destiny Media Technologies Inc.
February 15, 2005
Page 1